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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LBC CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 THIRTEENTH STREET NW, SUITE 925
(No. and Street)

WASHINGTON	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN C. BENDER (646) 290-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF CPAS, LLC
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN C. BENDER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LBC CAPITAL PARTNERS LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL PRINCIPAL

Title

Notary Public

CALLIE HARRINGTON
No. 01HA6210946
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 09/08/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LBC CAPITAL PARTNERS LLC

(a Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

CONTENTS
December 31, 2012

MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Managers and Member
LBC Capital Partners LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of LBC Capital Partners LLC (the "Company") as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

An Independent Member of Baker Tilly International

MBAF CPAs, LLC, a registered certified public accounting firm
NEW YORK 440 Park Avenue South, 3rd Floor, New York NY 10016 | **T** 212 576 1400 **F** 212 576 1414 | www.mbafcpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LBC Capital Partners LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 5 to the financial statements, all the Company's revenues are derived from one issuer. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

MBAF CPAs LLC

New York, NY
January 31, 2013

LBC Capital Partners LLC
(a Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

Assets:		
Cash	$	326,138
Prepaid expenses		6,461
Accounts receivable, net		-
Website development costs		40,904
Furniture and equipment, net		914
Total Assets	**$**	**374,417**
Liabilities and Member's Equity:		
Liabilities:		
Accounts payable and accrued expenses	$	3,499
Due to member		248,312
Total Liabilities		251,811
Member's Equity:		122,606
Total Liabilities and Member's Equity	**$**	**374,417**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

Year ended December 31, 2012

Revenues:		
Placement agent fees	$	25,739
		25,739
Expenses:		
Commissions		23,757
Administrative salaries		317,879
Professional fees		53,311
Travel		71,323
Regulatory fees		7,697
Accounting		10,000
Rent		14,196
Dues and subscriptions		1,575
E-mail archiving		3,779
Fidelity bond		887
Meals and entertainment		5,267
Office supplies		996
Printing		2,045
Bank services charges		23
Data storage		1,669
Telephone		5,412
Computer and internet		2,670
Training		1,650
Depreciation		283
		524,419
Net loss	**$**	**(498,680)**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2012	
Balance at January 1, 2012	$ 156,690
Capital contributions	464,596
Net loss	(498,680)
Balance at December 31, 2012	**$ 122,606**

The accompanying notes are an integral part of these financial statements.

LBC Capital Partners LLC
(a Limited Liability Company)

STATEMENT OF CASH FLOWS

Year ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(498,680)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		283
Changes in operating assets and liabilities:		
Prepaid expenses		370
Accounts receivable, net		50,816
Accounts payable and accrued expenses		2,590
Accrued commissions payable		(31,743)
Net cash used in operating activities		(476,364)
Cash flows from investing activities:		
Website development costs		(19,704)
Net cash used in investing activities		(19,704)
Cash flows from financing activities:		
Increase in due to member		569,117
Net cash provided by financing activities		569,117
Net increase in cash		73,049
Cash - beginning of year		253,089
Cash - end of year	**$**	**326,138**
Non-Cash Financing Activities:		
Amount due to member converted to equity	$	464,596

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION SUMMARY:

LBC Capital Partners LLC (the "Company") was incorporated in July 2008. The Company's sole member is Landon Butler & Company, LP ("LBC"). The Company operates as a broker-dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was established to provide securities brokerage and advisory services. Through December 31, 2012, the Company has generated its revenue through acting as an offering agent for private placements.

2. SIGNIFICANT ACCOUNTING POLICIES:

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Revenue consists of private placement fee income. Placement agent fees and expenses are recorded on the accrual basis of accounting. Placement agent fees are recognized as earned (as defined) on a quarterly basis.

Accounts Receivable

Accounts receivable are recorded net of allowance for doubtful accounts. The allowance is based on historical performance and projection of trends. The balances greater than 90 days past due are reviewed by management. Management has recorded an allowance for bad debt of $97,083 as of December 31, 2012. No interest is charged on past due balances.

Website Development Costs

Development costs related to the Company's website are capitalized and amortized over the estimated life of three years. The website was not completed as of December 31, 2012; therefore, no amortization was recorded.

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized. Depreciation is computed on a straight-line method over the estimated useful lives of the assets.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity under the Internal Revenue Code and similar state law. No provision has been made for federal and state income taxes in the accompanying financial statements as the taxable income, loss, or credit is included in its member's income tax return.

The Company follows the accounting standard for uncertainty in income taxes. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company does not expect a significant increase or decrease to the total amounts of unrecognized tax benefits during the year ended December 31, 2012. The Company believes that it has appropriate support for the tax positions taken.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated events through January 31, 2013, which is the date the financial statements were available to be issued.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

3. RELATED PARTY TRANSACTIONS:

The Company has entered into an expense sharing agreement with LBC for a number of management services including salaries, occupancy, and various other office expenses. At times, certain additional expenses of the Company will be paid by LBC. During the year, LBC agreed to convert a portion of the amount due to member (amounting to $464,596) into equity. As of December 31, 2012, the Company had a balance payable to LBC of $248,312 for the remaining charges.

4. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2012, the Company has net capital of $74,327, which was $57,540 in excess of its required net capital of $16,787. The Company's net capital ratio was 3.39 to 1.

5. CONCENTRATION OF REVENUE:

In 2012, placement agent fees earned by the Company were entirely from one issuer, which provided 100% of total fee income.

6. FURNITURE AND EQUIPMENT:

Furniture and equipment consist of the following:

December 31,	2012	Estimated Useful Life
Furniture and fixtures	$ 1,829	7 years
Less: accumulated depreciation	(915)	
Net furniture and equipment	$ 914	

Depreciation expense for the year ended December 31, 2012 was $283.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2012

LBC Capital Partners LLC
(a Limited Liability Company)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended December 31, 2012

Net capital:		
Total member's equity	$	122,606
Deduct non-allowable assets and charges:		
Non-allowable assets:		
Prepaid expenses		6,461
Website development costs		40,904
Furniture and equipment, net		914
		48,279
Net capital	$	74,327
Aggregate indebtness - total liabilities	$	251,811
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$	16,787
Excess net capital	$	57,540
Ratio of aggregate indebtedness to net capital		3.39
Note:		
Net capital as computed above	$	74,327
Net capital per unaudited Focus Report		74,327
Rounding difference	$	-

See auditors' report.

LBC Capital Partners LLC
(a Limited Liability Company)

SCHEDULE II - STATEMENT OF EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended December 31, 2012

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption (k)(2)(i), the Company conducted business on a fully disclosed basis and did not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities and Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

See auditors' report.

SUPPLEMENTARY REPORTS

MBAF

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Managers and Member
LBC Capital Partners LLC

In planning and performing our audit of the financial statements of LBC Capital Partners LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency,* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY
January 31, 2013

MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Managers and Member
LBC Capital Partners LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by LBC Capital Partners LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc., and SIPC, and solely to assist you and the other specified parties in evaluating LBC Capital Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). LBC Capital Partners LLC's management is responsible for LBC Capital Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Month Paid	Check Number	Payee	Check Amount
July 2012	8092	SIPC	$67

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with FOCUS reports, general ledger and financial statements from January 1, 2012 to December 31, 2012, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, FOCUS reports, general ledger, and financial statements supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ MBAF CPAs, LLC

New York, NY
January 31, 2013